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                                                                    EXHIBIT 99.1

                               [REDIFF.COM LOGO]

              REDIFF.COM INDIA LIMITED REPORTS RECORD FIRST QUARTER
                      ENDED JUNE 30, 2000 FINANCIAL RESULTS


Mumbai, India - July 17, 2000 -- Rediff.com India Limited (Nasdaq: REDF), one of India's leading Internet portals focussing on India and the global Indian community, announced today its first quarter ended June 30, 2000, financial results.

                                   HIGHLIGHTS

-   Net revenues increase by 231% compared to same quarter 1999

-   Page views increase 70% from previous quarter, to a record 290 million

-   Gross margins maintained at 60% +

-   Loss per ADS decreases by 6% from previous quarter

-   Rediffmail subscribers increase 58% to 1.0 million as of June 30, 2000

-   The Nike Shop at Rediff.com launched

-   Rediff.com signs agreement to provide Wireless Access Protocol

"Rediff.com has had a historic first quarter 2000. The company successfully listed on Nasdaq with a rousing welcome, amidst volatile market conditions, increasing over 60 percent in its stock price on the first day of trading," said Ajit Balakrishnan, Chairman and Chief Executive Officer of Rediff.com. "Today, I am very pleased to report that we have completed this quarter with strong revenue growth, a significant increase in subscribers and a decrease in loss per American Depository Share (ADS)," concluded Mr. Balakrishnan.

FINANCIAL RESULTS

Rediff.com revenues for the quarter ended June 2000 increased to US$873,000, representing an increase of 231 percent over the corresponding quarter 1999. Revenues grew by 53 percent compared to the previous quarter, 1999. The Marketplace revenue grew to 5.8 percent of total revenue, up from 4.5 percent of total revenue in the previous quarter.

Page views increased to a record 290 million for the quarter ended June 2000, representing a 346 percent increase from the same quarter 1999. Page views for the quarter, increased by 70 percent over the previous quarter. Net revenue per 1000 page views was maintained at $3.00 for the quarter ended June 2000, reflecting consistent growth in net revenue to match the rapid momentum in growth of page views resulting from increased community offerings.



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Gross margins were maintained at 60 percent plus. Net loss on a weighted average, decreased by 6 percent to ($0.136) from ($0.144) in the previous quarter.

Registered Rediffmail users increased to 1.0 million, up 58 percent as of June 30, 2000 from March 31, 2000. This represents an increase of over 21 times over the same quarter 1999. Rediff.com launched version 2.0 of Rediffmail during the quarter ended June 2000, with significantly more enhanced features and services.

ADDITIONAL HIGHLIGHTS

In mid-June, Rediff.com signed a significant agreement with Nike, extending Rediff.com's strategy to help global brands test-market India through the Marketplace, by making Nike's India online shopping site available to Indians exclusively through Rediff.com. This marks the first time that the entire range of Nike products has been made available online outside of the U.S.

To further increase Rediff.com's global network distribution, the company signed an agreement with Orange, one of India's leading cellular service providers, providing customer access to the RediffMobile edition, using wireless access protocal, or WAP. Rediff.com is the first portal to offer WAP services to customers in India.

Rediff.com's Internet innovations gained increased accolades with Rediff.com being honored with the best `Net Media' site award and the people's favorite `Multilingual' site award at the annual CHIP Dishnet DSL Web Awards, organized by PC magazine CHIP of the Jasubhai Group and Dishnet DSL.

As of June 30,2000, Rediff.com had 180 employees.



ABOUT REDIFF.COM

Founded in 1996, Rediff.com India Limited is one of the leading Internet portals, focussing on India and the global Indian community. Currently, Rediff.com's web site consists of interest specific channels, extensive community features, local language editions, sophisticated search capabilities and online shopping. Rediff.com also provides users extensive Internet community offerings, which include e-mail, chat, instant messaging and personal homepages, all tailored to Indian interests. Rediff.com has developed its offerings based on the demands and the requirements of its users. The company also has a U.S. edition of its site, with content relevant to the Indian community in the United States.

Except for historical information and discussions contained herein, statements included in this release may constitute "forward-looking statements." These statements involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those that may be projected by these forward looking statements. These risks and uncertainties include, but are not



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limited to competition, acquisitions, attracting, recruiting and retaining highly skilled employees, technology, law and regulatory policy and managing risks associated with consumer transactions as well as other risks detailed in the reports filed by Rediff.com India Limited with the U.S. Securities and Exchange Commission. Rediff.com India Limited undertakes no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.


Company Contact:                            Investor Relations Contact:
Debasis Ghosh                               Sandra Moreno
Rediff.com India Limited                    Thomson Financial Investor Relations
Debasisg@rediff.co.in                       Sandra.moreno@thomsonir.com
+91-22-444-9144                             212-701-1867


                                -Table to follow-





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                              SUMMARY OF OPERATIONS
                   ALL FIGURES IN US DOLLAR THOUSANDS (`000s)

                                          Quarter ended                Year ended
                                 June 30, `00      March 31, `00      March 31, `00
                                 ( Unaudited)       (Unaudited)         (Audited)
                                 ------------      -------------      -------------
NET REVENUE                       $   873            $   572            $  1514
Cost of Revenue                       344                227                561
GROSS MARGIN                          529                345                954
GROSS MARGIN %                         61%                60%                63%
Selling & Marketing
Expenses                             2360               2407               5276
Product Development
Expenses                              468                380                866
General & administrative
Expenses                              789                721               1727

TOTAL OPERATING EXPENSES             3617               3508               7869

OPERATING INCOME                   (3,088)            (3,163)            (6,915)
Other Income ( Net )                  217                247                250
                                  -------            -------            -------


NET LOSS                           (2,871)            (2,916)            (6,666)
                                  -------            -------            -------



Note:

The above Net Income has been restated for the prior periods. Rediff MarketPlace is a low touch model where the company assumes no inventory risk. Consistent with this model we are disclosing marketplace revenues on net basis, i.e. Net of cost of goods sold.